November 13, 2018

Mark E. Patten
Chief Financial Officer
Consolidated-Tomoka Land Co.
1140 N. Williamson Blvd.
Suite 140
Daytona Beach, FL 32114

       Re: Consolidated-Tomoka Land Co.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-11350

Dear Mr. Patten:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities